SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

15 Hatidhar Street, Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By: /s/ Roy Hess
Roy Hess
Chief Executive Officer

MTS Announces Third Quarter 2019 Financial Results

Ra’anana, Israel / Powder Springs, Georgia, USA - December 26, 2019 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today released its financial results for the three and nine months ended September 30, 2019.

The Company recorded revenues of $1.2 million for the three months ended September 30, 2019 compared with $1.4 million for the three months ended September 30, 2018. The Company incurred a net loss of $(14,000) for the three months ended September 30, 2019, or $(0.00) per diluted share compared with a net loss of $(227,000), or $(0.07) per diluted share, for the comparable period in 2018. On a non-GAAP basis (as described and reconciled below), the Company posted net income of $189,000, or $0.04 per diluted share, for the three months ended September 30, 2019 compared with a net loss of $(58,000), or $(0.02) per diluted share, for the comparable period in 2018.

The Company recorded revenues of $3.8 million for the nine months ended September 30, 2019, compared with $4.3 million for the nine months ended September 30, 2018. The Company incurred a net loss of $(234,000), or $(0.05) per diluted share, for the nine months ended September 30, 2019 compared with a net loss of $(1.3) million, or $(0.4) per diluted share, for the comparable period in 2018. On a non-GAAP basis (as described and reconciled below), the Company posted net income of $19,000, or $0.00 per diluted share, for the nine months ended September 30, 2019 compared with a net loss of $(852,000), or $(0.26) per diluted share, for the comparable period in 2018.

As of September 30, 2019, the Company had cash and cash equivalents of approximately $1.7 million, compared with $1.2 million as of December 31, 2018.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in 2019 reflect the substantial reduction of our ongoing operating expenses attributed to the declining operation and the successful execution of our efforts to improve our operating margins in light of the business pressures that we face. We recently entered the field of omnichannel contact center software. In June 2019, we introduced Omnis - Contact Center Software with “Out-Of-The-Box” capabilities and open channel architecture. In this quarter we started to see initial revenues from this new product, which we consider to be our main growth engine in the coming years. As previously reported, we are also continuing our efforts to find an M&A opportunity.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements,  customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

Contact:

Ofira Bar, CFO

Tel: +972-9-7777-540

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2019	2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,683	$1,150
Restricted cash	770	1,380
Trade receivables, net	360	604
Other accounts receivable and prepaid expenses	204	101
Assets of discontinued operations	149	187

Total current assets	3,166	3,422

SEVERANCE PAY FUND	631	541

PROPERTY AND EQUIPMENT, NET	73	60

OTHER ASSETS:
Other intangible assets, net	6	21
Goodwill	3,225	3,479

Total other assets	3,231	3,500

Total assets	$7,101	$7,523

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2019	2018
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$115	$164
Deferred revenues	1,042	1,053
Accrued expenses and other liabilities	1,604	2,394
Liabilities of discontinued operations	554	606

Total current liabilities	3,315	4,217

LONG-TERM LIABILITIES
Accrued severance pay	813	722
Deferred tax liability	140	181

Total long-term liabilities	953	903

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary Shares	29	27
Preferred Shares	15	10
Additional paid-in capital	30,464	29,807
Treasury shares	(29)	(29)
Accumulated deficit	(27,646)	(27,412)

Total shareholders' equity	2,833	2,403

Total liabilities and shareholders' equity	$7,101	$7,523

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018
Revenues:
Services	$3,194	$3,613	$1,015	$1,272
Product sales	646	695	225	160

Total revenues	3,840	4,308	1,240	1,432

Cost of revenues:
Services	1,150	1,299	365	364
Product sales	288	325	92	112

Total cost of revenues	1,438	1,624	457	476

Gross profit	2,402	2,684	783	956

Operating expenses:
Research and development	408	672	140	167
Selling and marketing	564	1,195	11	338
General and administrative	1,679	1,755	701	531

Total operating expenses	2,651	3,622	852	1,036

Operating loss	(249)	(938)	(69)	(80)
Financial income (expenses), net	(27)	1	(2)	(7)

Loss before taxes on income	(276)	(937)	(71)	(87)
Tax benefit	(38)	(3)	(39)	(2)

Loss from continuing operations	(238)	(934)	(32)	(85)

Income (loss) from discontinued operations	4	(346)	18	(142)

Net loss	$(234)	$(1,280)	$(14)	$(227)

Net loss per share:
Basic and diluted net loss per share from continuing operations	$(0.05)	$(0.29)	$(0.00)	$(0.03)
Basic and diluted net loss per share from discontinued operations	(0.00)	(0.11)	(0.00)	(0.04)

Basic and diluted net loss per share	$(0.05)	$(0.40)	$(0.00)	$(0.07)

Weighted average number of shares used in computing basic and diluted net loss per share	4,863,489	3,179,963	5,181,402	3,294,323

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018

GAAP net loss from continuing operations	(238)	(934)	(32)	(85)
Stock-based compensation expenses	39	67	13	22
Intangible assets amortization	15	15	5	5
Goodwill impairment, net of tax effect	203	-	203	-

Non-GAAP net income (loss)	$19	$(852)	$189	$(58)

Net loss per share:

GAAP basic and diluted net loss per share from continuing operations	$(0.05)	$(0.29)	$(0.00)	$(0.03)
Non-GAAP basic and diluted net income (loss) per share from continuing operations	$0.00	$(0.26)	$0.04	$(0.02)

Weighted average number of shares used in computing Non-GAAP basic net income (loss) per share	4,863,489	3,179,963	5,181,402	3,294,323
Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	4,925,436	3,179,963	5,367,245	3,294,323